Vestas

RECEIVED

2006 JAN 18 P 1:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

06010324

SUPPL

Randers, 16 January 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 3/2005 of 16 January 2006
  "Another large order for Vestas in Germany"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

82-34884

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 16 January 2006
Stock exchange announcement No. 3/2006

Another large order for Vestas in Germany

The Vestas Group has received an order for 58 MW consisting of 16 V80-2.0 MW and 13 V90-2.0 MW turbines for several wind power plants in Germany. The wind turbines will be delivered during 2006 for wind power plants to be located in the areas of Brandenburg and Lower Saxony in Germany.

The order was received from WKN Windkraft Nord AG (WKN) in Husum, Germany, a company which offers investments in wind energy and management of wind parks. WKN has up to now structured and financed wind power plants with a total capacity of more than 450 MW.

"With this order we have secured the turbines needed for our portfolio in 2006, and we look forward to continuing the long-term partnership with Vestas," says Martinus Scherweit, CEO of WKN Windkraft Nord AG.

"Vestas is very pleased to receive this order from WKN which confirms WKN's confidence in Vestas and our products", says Hans Jörn Rieks, President of Vestas Central Europe and adds: "*We expect that the German market in the coming years will continue at the same high level as in 2005.*"

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Hans Jörn Rieks, President of Vestas Central Europe, telephone +49 4841 971 107 or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000. Questions for WKN Windkraft Nord AG may be addressed to Catrin Petersen, Manager of Public Relations and Marketing, telephone +49 4841 894 4516.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097